SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1 (b), (c), and (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2 (b)*

                            Triangle Petroleum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89600B 10 2
             -----------------------------------------------------
                                 (CUSIP Number)

                                November 14, 2007
             -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89600B 10 2
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Resolute Performance Fund
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ontario, Canada
--------------------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              2,898,672(1)
      OWNED BY          --------------------------------------------------------
        EACH            6     SHARED VOTING POWER
      REPORTING
       PERSON                 2,898,672(1)
        WITH            --------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                              2,898,672(1)
                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              2,898,672(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,898,672(1)
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      |_|

      Not Applicable.
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.7%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IA(3)
--------------------------------------------------------------------------------

(1) Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer's Common Stock.

(2) Based on 37,704,805 total shares of Common Stock of the issuer as of October 31, 2007.

(3) Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No. 89600B 10 2
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Resolute Funds Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ontario, Canada
--------------------------------------------------------------------------------
      NUMBER OF         5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY              2,898,672(1)
      OWNED BY          --------------------------------------------------------
        EACH            6     SHARED VOTING POWER
      REPORTING
       PERSON                 2,898,672(1)
        WITH            --------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                              2,898,672(1)
                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              2,898,672(1)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,898,672(1)
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      |_|

      Not Applicable.
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.7%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IA(3)
--------------------------------------------------------------------------------

(1) The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer's Common Stock.

(2) Based on 37,704,805 total shares of Common Stock of the issuer as of October 31, 2007.

(3) Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 1(a)   Name of Issuer:

            Triangle Petroleum Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            Suite 1250, 521 - 3 Avenue SW
            Calgary, Alberta
            Canada T2P 3T3

Item 2(a)   Name of Persons Filing:

            Resolute Performance Fund

            Resolute Funds Limited, the manager and trustee of Resolute Performance Fund, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Resolute Performance Fund.

Item 2(b)   Address of Principal Business Office of the Reporting Persons:

            3080 Yonge Street, Suite 5000, Box 73
            Toronto, Ontario
            Canada M4N 3N1

Item 2(c)   Citizenship:

            Ontario, Canada

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            89600B 10 2

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c)   |_|   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)   |_|   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   |_|   An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).

            (g)   |_|   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

None of the above. Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada. Resolute Funds Limited is the Trustee and Manager of the Fund. Units of the Fund are sold on a prospectus-exempt basis in selected provinces of Canada to investors in amounts of CDN $150,000 or more. Resolute Funds Limited is registered with the Ontario Securities Commission as an Investment Counsel and Portfolio Manager.

Item 4.     Ownership.

            (a)   Amount beneficially owned: 2,898,672 shares of Common Stock

            (b) Percent of class: 7.7% interest. The percentages used herein and in the rest of Item 4 are calculated based upon 37,704,805 total shares of Common Stock issued and outstanding as of October 31, 2007.

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 2,898,672

                  (ii)  Shared power to vote or to direct the vote: 2,898,672

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,898,672

                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,898,672

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 15, 2007                RESOLUTE PERFORMANCE FUND

                                        By: /s/ Anna Goncharova
                                            ---------------------------------
                                            Name:  Anna Goncharova
                                            Title: Chief Financial Officer of
                                                   Resolute Funds Limited, its
                                                   Manager and Trustee


                                        RESOLUTE FUNDS LIMITED

                                        By: /s/ Anna Goncharova
                                            ---------------------------------
                                            Name:  Anna Goncharova
                                            Title: Chief Financial Officer

                                                                       EXHIBIT A

                             Joint Filing Agreement

      The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Triangle Petroleum Corp. shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated: November 15, 2007                RESOLUTE PERFORMANCE FUND

                                        By: /s/ Anna Goncharova
                                            ---------------------------------
                                            Name:  Anna Goncharova
                                            Title: Chief Financial Officer of
                                                   Resolute Funds Limited, its
                                                   Manager and Trustee


                                        RESOLUTE FUNDS LIMITED

                                        By: /s/ Anna Goncharova
                                            ---------------------------------
                                            Name:  Anna Goncharova
                                            Title: Chief Financial Officer